SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006 (Report No. 2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005 and its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, contained in this filing.

Overview

        We design, develop and sell contactless microprocessor-based smart card systems. Our headquarters and main research and development activities are in Israel. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, located in Fort Lee, New Jersey, with additional sales and support offices located in Israel, Europe, South Africa and the Far East. Our packaging, assembly and manufacturing facilities are located in Israel, Germany and Far East.

        Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three complete system product lines include:

—	Micropayments Solutions, including the PayPass system that we are installing for MasterCard International, our EasyPark system and our mass transit payment system;

—	Petroleum Systems, including both our gasoline management system, or GMS, and our EasyFuel systems;

—	Smart ID Solutions, for both personal identification and credentialing purposes; and

        We began selling campus systems, our first product line, in 1993. Over time, our customer base for campus systems increased and, in 1995, we began selling our second product line, GMS. In 2003, we introduced and began to realize revenues from EasyFuel, our contactless petroleum system, which we expect to account for an increasing proportion of our petroleum system sales. In 1998, we were awarded a contract for the first of our micropayments systems, an electronic parking payment system which we refer to as EasyPark. We began to deploy EasyPark in 2000 and completed deployment of the first system in June 2001. We deployed our first mass transit micropayments system in China during 2000 and in the United States in 2003. In 2002, we began to realize nonrecurring engineering revenues from the PayPass™ micropayments system that we are installing for MasterCard International and we began to recognize product sale revenues from that system in 2004.

        We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000. During 2003, 2004 and 2005, product sales to OEMs accounted for $6.3 million, $8.9 million and $6.9 million, respectively, of our total revenues.

        We have reported net losses for each year that we have been in business. Our business tends to be seasonal, with greater sales in the third and the fourth quarters of every year, we do not anticipate having net earnings for either of the first two quarters of 2006 and we also cannot assure you that we will be profitable in either of the last two quarters of 2006, or afterwards.

Sources of Revenue

        We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components. A substantial majority of our revenues has been, and is likely to continue to be, from the sale of complete systems. We anticipate that revenues from sales will continue to represent the substantial majority of our revenues in the future. In addition, we generate revenues from licensing and transaction fees, and also, less significantly, from non-recurring engineering, customer services and technical support. We anticipate that revenues from licensing and transaction fees will make a proportional greater contribution to our total revenues and that revenues from sales will make a proportionally smaller contribution to our revenues in the future.

        During the past three years, the revenues that we have derived from sales and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2003		2004		2005

Sales	$18,787	96%	$20,915	90%	$32,266	90%

Licensing and
transaction fees	808	4%	2,237	10%	3,398	10%

	$19,595	100%	$23,152	100%	$35,664	100%

        Sales increased by $2.1 million and $11.4 million in 2004 and 2005, respectively, due to an increase in sales of contactless payment products.

        Licensing and transaction fees include one-time and periodic payments for manufacturing or distribution rights for our products. Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. We expect to generate additional revenues from transaction fees in the future as the installation and usage of systems that contain our products become more widespread, and accordingly anticipate that these fees will make a proportionally greater contribution to our total revenues in the future.

        We have historically derived revenues from different geographical areas. The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East

2003	$2,978	15%	$13,025	66%	$132	1%
2004	$2,457	11%	$14,964	65%	$1,325	6%
2005	$3,781	11%	$9,266	26%	$5,397	15%

	America		Israel

2003	$1,960	10%	$1,500	8%
2004	$2,494	11%	$1,912	7%
2005	$14,123	39%	$3,097	9%

We anticipate that, over time, the revenues that we derive from America will grow both in absolute amounts and as a percentage of our total revenues. Our revenues derived from outside the U.S., which are primarily received in currencies other than the U.S. dollar, will have a varying impact upon our total revenues, as a result of fluctuations in such currencies’ exchange rates against the U.S. dollar. In addition, and regardless of these fluctuations, as the proportionate contribution of America to our total revenues grows, the proportionate contribution of Europe is likely to decline.

Cost of revenues and gross margin

        Our costs of revenues, by revenue source, and gross profit, for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2003	2004	2005

Cost of revenues
Sales	$9,478	$12,799	$21,629

Licensing and transaction fees	-	-	-

Total cost of revenues	$9,478	$12,799	$21,629

Gross profit	$10,117	$10,353	$14,035

         Sales. Cost of revenues relating to sales consists primarily of materials, as well as the salary, fees payable to subcontractors and related costs for our technical staff who assemble our products. The increase in 2005 is primarily the result of increased sales which generated corresponding increased costs during the years covered by the table, and due to execution of the initial stages of new projects which are characterized by lower margins in their early stages.

        Licensing and transaction fees. Licensing and transaction fees revenues do not have directly attributable cost of revenues. The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Operating expenses

        Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2003	2004	2005

Operating expenses
Research and development	$3,159	$3,544	$5,405
Less - participation by the Office of the
Chief Scientist	853	394	618

Research and development, net	2,306	3,150	4,787
Selling and marketing	4,092	6,010	7,620
General and administrative	5,853	6,549	9,666
Amortization of intangible assets	188	261	700
Expenses relating to raising of capital,
exchange of subsidiary's employees
equity interest in equity interest of
the Company and new acquisitions in the
Far East*	--	3,227	1,768
Gain from sale of subsidiary			(374)

Total operating expenses	12,439	19,197	24,167

Operating loss	$(2,322)	$(8,844)	$(10,132)

* Consist of:
Research and development	--	$335	$78
Selling and marketing	--	511	231
General and administrative	--	2,381	1,459
		$3,227	$1,768

        Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The increase in our research and development expenses in 2004 as compared to 2003 was primarily due to a decrease in the participation of the Office of the Chief Scientist and also due to costs associated with regulatory compliance and our involvement with standard institutions. The increase in 2005 as compared to 2004 was primarily due to increase in expenses related to salaries that resulted from an increase of the number of employees and from an increase of expenses related to options granted to employees. We expect that our research and development expenses might increase in the future as we continue to develop new products and new applications for our existing products and as a result of designing our own microprocessors and smart card operating system.

        Selling and marketing. Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The increase in 2004 as compared to 2003 was primarily due to an increase in marketing and advertising efforts associated with (i) our successful bid to participate in the first phase of the U.S. Government’s e-passport project, (ii) our various micropayments solutions projects, (iii) increasing our presence in the petroleum systems market, specifically in the Far East and (iv) our continuing efforts to promote a number of significant projects in the U.S. The increase in 2005 as compared to 2004 was primarily due to increase in expenses related to salaries that resulted mainly from an increase of expenses related to options granted to employees.

        We expect that our selling and marketing expenses might increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and hire additional personnel.

General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive management, such as management fees and travel expenses, as well as financial and administrative staff. These expenses also include costs of our professional advisors such as lawyers and accountants, office expenses, insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business. The increase in 2005 as compared to 2004 was primarily due to increase in expenses related to salaries that resulted mainly from an increase of expenses related to options granted to employees. We expect that general corporate and administrative expenses will increase in the future as we continue to expand our operations.

        Expenses relating to raising of capital and exchange of subsidiary’s employees equity interest in equity interest of the Company and acquisitions in the Far East. In 2004 these expenses consisted primarily of $1.1 million of options granted to employees of our South African subsidiary in exchange for their existing shares and options in that subsidiary, $661,000 of options granted and $550,000 of bonuses paid to our employees and $904,000 of expenses related to the repricing of employee options. In 2005, the expenses in the amount of $1.8 million resulted from our activity in connection with the acquisitions in the Far East.

Financing income (expenses), net

        Financing income consists primarily of interest earned on our investments in U.S. treasury securities and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses. The increase in 2005 financing income as compared to 2004 was primarily due to new investments in U.S. treasury securities made through funds raised in private placements and exercise of options and warrants.

        Our financing income (expenses), net for each of the past three years, has been as follows (in thousands):

	Year ended December 31
	2003	2004	2005

Financing income	$82	$131	$897
Financing expenses	(979)	(418)	(228)

Financing income (expense), net	(897)	(287)	669

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations. To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, our policy with respect to the impairment of goodwill and other intangible assets and our policy with respect to stock compensation.

        Revenue recognition. We recognize product sale revenues upon delivery, provided there is persuasive evidence of an agreement, delivery has occurred, the fee is fixed or determinable and collection is probable and no further obligation exists. In the case of nonrecurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

        Technology license revenues are recognized at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, persuasive evidence of an arrangement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

        We recognize revenues from customer services and technical support as the services are rendered ratably over the period of the related contract.

        We recognize transaction fees as they are earned based on usage.

        Our revenue recognition policies are consistently applied for all revenues recognized.

        Goodwill and other intangible assets. We follow Statement of Financial Accounting Standard No. 141, or SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill is not amortized but is subject to periodic impairment tests in accordance with this statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Under SFAS No. 141, the total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

        We perform an annual impairment test during the fourth quarter of each fiscal year or more frequently if impairment indicators are presents. Goodwill and other intangible assets, net, amounted to approximately $6.1 million as of December 31, 2005. If these estimates change in the future, we may be required to record impairment charges for our goodwill. As of December 31, 2005 no impairment charges were required.

        Stock option plans. For the year ended December 31, 2005, we continued to apply the provisions of Accounting Principles Board Opinion No. 25, or APB No. 25, including Financial Accounting Standards Board or FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation – and Interpretation of APB No.25” and provide pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement 123". Under APB No. 25, when the exercise price of an employee share option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized. SFAS No. 123 defines a fair value based method of accounting for an employee stock option. As required by SFAS No. 123, the Company has determined the fair value of stock-based arrangement grants. The fair values of stock-based compensation awards granted were estimated using the “Black — Scholes” option pricing model with certain assumptions that are significant inputs.

        The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying stock as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying stock, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option.

        SFAS No. 123 requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility, we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying stock for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award was estimated based on reasonable facts and assumptions on the grant date.

        These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.

Recently issued accounting guidance

        In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment to ARB 43, Chapter 4”. The amendment made by SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS No. 151 should be applied prospectively.

        We have not yet assessed the impact, if any, the adoption of this statement will have on our financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) will require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued, SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value- based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period of the first fiscal year that begins after June 15, 2005. As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25‘s intrinsic value method. Accordingly, the adoption of SFAS No. 123(R)‘s fair value method will have a significant impact on the our result of operations, although it will have no impact on our overall financial position or cash flows. We plan to adopt SFAS No. 123(R) using the “modified prospective” method. The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 2(N) to our financial statements set forth elsewhere in this report for March 2006. The Company is currently considering the possible implications of adopting SFAS 123(R).

        In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a “restatement”. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 is not expected to have a material impact on our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options and grants from the Office of the Chief Scientist. We had cash and cash equivalents of $29.7 million as of December 31, 2005 and $23.9 million as of December 31, 2004. In addition, we had short-term investments of $20.0 million (representing U.S. treasury securities) as of December 31, 2005 and $4.6 million as of December 31, 2004. We believe that our working capital is sufficient to meet our present requirements.

        Operating activities. For the year ended December 31, 2005 we have used $940,000 of cash in operating activities primarily due to our net loss of $9.1 million, $1.2 million increase in other receivables and prepaid expenses, $1.1 million decrease in trade payables, $1.0 million increase in inventories as a result of anticipated higher sales in the coming quarters, $587,000 increase in trade receivables, $444,000 of extraordinary gain in business combination and due to a $374,000 gain from sale of a subsidiary, partially offset by $8.9 million amortization of deferred stock compensation in respect to stock options granted to employees, $981,000 charge for depreciation of our property and equipment, $895,000 increase in other current liabilities, $893,000 in connection with stock options granted to consultants, $700,000 amortization of intangible assets and $560,000 increase in accrued severance pay, net. For the Year Ended December 31, 2004 we have used $330,000 of cash in operating activities primary to our net loss of $9.3 million, from an increase of $1.2 million in inventories, a $1.1 million increase in trade receivables and from a $792,000 increase in other receivables and prepaid expenses, partially offset by $4.9 million amortization of deferred stock compensation in respect to stock options granted to employees, $2.1 million increase in trade payables that are the result of the increase in the amount of payables that were associated to suppliers, $1.9 million due to stock options granted to consultants, $999,000 decrease in short-term investments due to the maturity of the bonds of the Israeli government in which we invested and $543 increase in other current liabilities .

        Investing and financing activities. For the year ended December 31, 2005, net cash used in investing activities was $18.8 million, mainly due to an $17.9 million investment in available-for-sale securities, $2.4 million investment in an affiliated company in the Far-East and to $1.9 million investment in equipment purchases, partially offset by $2.4 million proceeds from maturity of available-for-sale securities and $909,000 receipts on account of loans and receivables related to our disposition of a German subsidiary in 2004. For the year ended December 31, 2004 net cash used in investing activities was $5.1 million mainly due to a $4.5 million investment in available-for-sale securities and due to $449,000 investment in equipment purchases.

        For the year ended December 31, 2005, net cash provided by financing activities was $25.4 million, mainly due to $20.1 million proceeds from issuance of shares and detachable warrants (net of issuance costs), and to $6.7 million due to exercise of options and warrants, partially offset by $721,000 repayment of long-term bank loans and by $630,000 decrease in short term credit. For the year ended December 31, 2004, net cash provided by financing activities was $19.5 million, mainly due to $12.8 million proceeds from issuance of shares and detachable warrants (net of issuance costs), $6.8 million due to exercise of options and warrants and $437,000 increase in short-term bank credit, net, partially offset by $475,000 repayment of long-term bank loans

Market Risk

        Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates. We do not use financial instruments for trading purposes. It is our policy and practice from time to time to use derivative financial instruments only to limit exposure.

Interest Rate Risks.

        We are exposed to market risks resulting from changes in interest rates, relating primarily to our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2005, we had fixed interest rate loan obligations of $239,000. Of this amount, $119,000 was denominated in South African Rand, $79,000 was denominated in Polish Zloty and $41,000 was denominated in NIS. These loans will be repaid during the next 4 years. At the same time, we had variable interest rate loan obligations of $1.8 million in dollars. These loans will be repaid during the next 7 years. We believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and consolidated net assets.

        The carrying value of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

Impact of Inflation and Currency Fluctuations.

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues and we incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the U.S. will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of this devaluation will lag behind inflation in such countries. To date, we have not been materially affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the dollar, but we cannot assure you that we will not be adversely affected in the future.

        The annual rate of inflation in Israel was 2.4% in 2005, 1.21% in 2004 and (1.89)% in 2003 . The NIS devalued by approximately 6.8% in 2005 and increased in value by approximately 1.6% and 7.6% in 2004 and 2003, respectively, against the U.S. dollar.

        The functional currency of InterCard Systemelectronic is the euro and of ASEC Spolka Akcyjna is the Polish Zloty and the functional currency of POI and e-Pilot is the Chinese Yuan Renminbi. Significantly, all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies . To the extent that there are fluctuations between the euro, the Polish Zloty and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We do not expect our exposure to these fluctuations to be material.

Corporate Tax Rate

        On July 25, 2005 the Knesset, “The Israeli Parliament”, passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005 (the “Amendment”). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. As of December 31, 2005, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $44 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2005, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

Government of Israel Support Programs

        We participate in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade that support research and development activities. We received and obtained grants of $853,000 million in 2003, $394,000 in 2004 and $618,000 in 2005 from the Office of the Chief Scientist. Under the terms of these grants, a royalty of 3% to 5% of the sales of products must be paid to the Office of the Chief Scientist, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid.

        Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2005, we have received a total of $5.8 million from the Office of the Chief Scientist net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the Office of the Chief Scientist has granted special approval. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the Office of the Chief Scientist grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Office of the Chief Scientist to the extent of our sales of our products and related services for the foreseeable future. Separate Office of the Chief Scientist consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Discussed above in A.

D.	TREND INFORMATION

        Discussed above in A.

E.	OFF BALANCE SHEET ARRANGEMENTS

         None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        As of December 31, 2005, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows:

	2006	2007	2008	2009	2010 and thereafter	Total

Operating lease obligations	$386	$217	$167	$111	$6	$887
Long-term debt obligations	$507	$372	$353	$364	$446	$2,042
Total	$893	$589	$520	$475	$452	$2,929

        We shall also pay royalties to the Office of the Chief Scientist as discussed above in B, Liquidity and Capital Resources.

        For additional information on our contractual obligations as of December 31, 2005, under long-term bank loans and operating leases, see Notes 8 and 9 to our consolidated financial statements. For a description of liens on our assets see Note 9C to our consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Financial Statements as of December 31, 2005

Contents

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Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Shareholders' Equity and Comprehensive Loss	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to the Consolidated Financial Statements	F-9 - F-38

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
On Track Innovations Ltd.

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 24, 2006

On Track Innovations Ltd.
and its subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31
	2004	2005

Assets

Current assets
Cash and cash equivalents	$23,917	$29,657
Short-term investments	4,559	20,004
Trade receivables (net of allowance for doubtful
accounts of $ 329 and $ 785 as of December 31, 2004
and 2005, respectively)	3,477	8,350
Other receivables and prepaid expenses	2,705	3,156
Inventories	4,765	6,747

Total current assets	39,423	67,914

Severance pay deposits fund	595	583

Long-term receivables	1,077	878

Investment in an affiliated company	-	2,607

Property, plant and equipment, net	5,324	7,009

Intangible assets, net	1,438	1,921

Goodwill	4,146	4,146

Total assets	$52,003	$85,058

On Track Innovations Ltd.
and its subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31
	2004	2005

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,641	$760
Trade payables	4,305	4,245
Other current liabilities	3,824	5,771

Total current liabilities	9,770	10,776

Long-Term Liabilities
Long-term loans, net of current maturities	2,018	1,535
Accrued severance pay	1,361	1,909
Deferred tax liabilities	162	293

Total long-term liabilities	3,541	3,737

Total liabilities	13,311	14,513

Commitments and Contingencies

Minority interests	-	310

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
30,000,000 shares as of December 31, 2004 and 2005;
issued and outstanding - 8,422,175 and 11,932,074 shares
as of December 31, 2004 and 2005, respectively	199	274
Additional paid-in capital	90,779	128,761
Deferred compensation	(3,553)	(833)
Accumulated other comprehensive income	353	232
Accumulated deficit	(49,086)	(58,199)

Total shareholders' equity	38,692	70,235

Total liabilities and shareholders' equity	$52,003	$85,058

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Operations

US dollars in thousands except share and per share data

	Year ended December 31
	2003	2004	2005

Revenues
Sales	$18,787	$20,915	$32,266
Licensing and transaction fees	808	2,237	3,398

Total revenues	19,595	23,152	35,664

Cost of Revenues
Sales	9,478	12,799	21,629

Total cost of revenues	9,478	12,799	21,629

Gross profit	10,117	10,353	14,035

Operating Expenses
Research and development	3,159	3,544	5,405
Less - participation by the Office of the Chief Scientist	853	394	618

Research and development, net	2,306	3,150	4,787
Selling and marketing	4,092	6,010	7,620
General and administrative	5,853	6,549	9,666
Amortization of intangible assets	188	261	700
Expenses relating to raising of Capital, exchange of subsidiary's employees equity interests in equity interest of the Company
and acquisitions in the Far East.*	-	3,227	1,768
Gain from sale of subsidiary	-	-	(374)

Total operating expenses	12,439	19,197	24,167

Operating loss	(2,322)	(8,844)	(10,132)
Financial income	82	131	897
Financial expenses	(979)	(418)	(228)

Financial income (expenses), net	(897)	(287)	669
Other income (expenses), net	(244)	29	(84)

Loss before taxes on income	(3,463)	(9,102)	(9,547)
Taxes on income	(104)	(173)	175
Minority share in income of subsidiary	-	-	(185)

Loss before extraordinary item	(3,567)	(9,275)	(9,557)

Extraordinary item	-	-	444

Net loss	$(3,567)	$(9,275)	$(9,113)

Basic and diluted net loss per ordinary
share from:

Loss before extraordinary item	$(1.52)	$(1.33)	$(1.01)
Extraordinary item	-	-	0.05

Net loss	$(1.52)	$(1.33)	$(0.96)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	2,354,254	6,972,878	9,512,198

* Consist of:
Research and development	$-	$335	$78
Selling and marketing	-	511	231
General and administrative	-	2,381	1,459

	$-	$3,227	$1,768

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

US dollars in thousands, except share and per share data

	Number of Shares	Share capital	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2002	1,817,156	$52	$48,147	$(1,115)	$201	$(36,244)	$11,041

Changes during the year
ended December 31, 2003:

Deferred stock compensation, net	-	-	2,039	(2,039)	-	-	-
Amortization of deferred compensation	-	-	-	1,897	-	-	1,897
Stock options and warrants granted to
consultants	-	-	927	-	-	-	927
Exercise of options and warrants	864,856	19	265	-	-	-	284
Conversion of a loan to options	-	-	465	-	-	-	465
Conversion of convertible promissory note	52,000	1	249	-	-	-	250
Issuance of shares and detachable
warrants, net of issuance
expenses of $1,204	2,044,703	47	7,873	-	-	-	7,920
Foreign currency translation adjustments	-	-	-	-	86	-	86
Net loss	-	-	-	-	-	(3,567)	(3,567)

Balance as of December 31, 2003	4,778,715	$119	$59,965	$(1,257)	$287	$(39,811)	$19,303

Changes during the year ended
December 31, 2004:

Deferred stock compensation, net	-	-	7,168	(7,168)	-	-	-
Amortization of deferred compensation	-	-	-	4,872	-	-	4,872
Stock options granted to consultants	-	-	2,537	-	-	-	2,537
Exercise of options and warrants	2,057,196	45	6,712	-	-	-	6,757
Issuance of shares and detachable
warrants, net of issuance expenses of $ 2,260	1,400,000	31	13,156	-	-	-	13,187
Shares issued in connection with the
purchase of a subsidiary	186,264	4	1,241	-	-	-	1,245
Foreign currency translation adjustments	-	-	-	-	93	-	93
Net unrealized loss on
available-for-sale securities	-	-	-	-	(27)	-	(27)
Net loss	-	-	-	-	-	(9,275)	(9,275)

Balance as of December 31, 2004	8,422,175	$199	$90,779	$(3,553)	$353	$(49,086)	$38,692

Changes during the year ended
December 31 2005:

Deferred stock compensation	-	-	6,228	(6,228)	-	-	-
Amortization of deferred compensation	-	-	-	8,948	-	-	8,948
Stock options and warrants granted to
consultants	-	-	5,185	-	-	-	5,185
Exercise of options and warrants	1,395,566	31	6,678	-	-	-	6,709
Issuance of shares in respect to
investments	286,307	3	1,874	-	-	-	1,877
Issuance of shares and detachable warrants,
net of issuance expenses of $ 4,153	1,828,026	41	18,017	-	-	-	18,058
Foreign currency translation adjustments	-	-	-	-	(121)	-	(121)
Net loss	-	-	-	-	-	(9,113)	(9,113)

Balance as of December 31, 2005	11,932,074	$274	$128,761	$(833)	$232	$(58,199)	$70,235

	Year ended December 31
	2003	2004	2005

Total comprehensive loss:
Net loss	$(3,567)	$(9,275)	$(9,113)
Foreign currency translation adjustments	86	93	(121)
Net unrealized gain (loss) on available- for- sale securities	-	(27)	3
Reclassification adjustment for loss on available-for-sale securities	-	-	(3)

Total comprehensive loss	$(3,481)	$(9,209)	$(9,234)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows

US dollars in thousands except share and per share data

	Year ended December 31
	2003	2004	2005

Cash flows from operating activities
Net loss	$(3,567)	$(9,275)	$(9,113)
Adjustments required to reconcile net loss to
net cash provided by (used in) operating activities:
Amortization of deferred stock compensation	1,897	4,872	8,948
Stock compensation to services and good providers	674	1,923	893
Extraordinary item	-	-	(444)
Gain from sale of subsidiary	-	-	(374)
Loss (gain) on sale of property and equipment	-	116	(20)
Amortization of intangible assets	188	290	700
Depreciation	1,453	571	981
Amortization of beneficial conversion feature on convertible notes	81	-	-
Accrued severance pay, net	(247)	596	560
Minority share in income of subsidiaries	-	-	(185)
Accrued interest and linkage differences on long-term loans	-	70	67
Increase (decrease) in deferred tax liabilities	-	(20)	13
Decrease in short-term investments	665	999	-
Increase in trade receivables	(1,093)	(1,100)	(587)
Decrease (increase) in other receivables and prepaid expenses	78	(792)	(1,168)
Decrease (increase) in inventories	253	(1,193)	(987)
Increase (decrease) in trade payables	198	2,070	(1,119)
Increase in other current liabilities	403	543	895
Decrease in long-term deferred revenues	(716)	-	-

Net cash provided by (used in) operating activities	267	(330)	(940)

Cash flows from investing activities
Sale of a consolidated subsidiary, net of cash disposed of	-	(1)	-
Receipts on account of loans and receivables	-	-	909
Acquisition of consolidated subsidiaries, net of cash acquired (Supplement C)	-	(66)	80
Investment in an affiliated company	-	-	(2,444)
Proceeds from sale of property and equipment	-	24	20
Purchase of property and equipment	(502)	(449)	(1,918)
Purchase of available-for-sale securities	-	(4,586)	(17,875)
Proceeds from maturity of available-for-sale securities	-	-	2,431

Net cash used in investing activities	(502)	(5,078)	(18,797)

Cash flows form financing activities
Increase (decrease) in short-term bank credit, net	85	437	(630)
Proceeds from issuance of shares and detachable warrants,
net of issuance expenses	8,899	12,818	20,051
Proceeds from long-term bank loans	650	-	-
Repayment of long-term bank loans	(2,118)	(475)	(721)
Exercise of options and warrants	284	6,757	6,709

Net cash provided by financing activities	7,800	19,537	25,409

Effect of exchange rate changes on cash	2	76	68

Increase in cash and cash equivalents	7,567	14,205	5,740
Cash and cash equivalents at the beginning of the year	2,145	9,712	23,917

Cash and cash equivalents at the end of the year	$9,712	$23,917	$29,657

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

US dollars in thousands except share and per share data

	Year ended December 31
	2003	2004	2005

Supplementary cash flows activities:

A. Cash paid during the period for:
Interest	$283	$318	$130

Income taxes	$-	$-	$527

B. Non-cash transactions:
Purchase of property and equipment	$-	$-	$635

Issuance expenses	$979	$-	$1,993

C. Acquisition of consolidated subsidiaries:
Assets acquired and liabilities assumed of the
subsidiaries at date of acquisition:
Working capital surplus, excluding cash
and cash equivalents	$-	$(66)	$(2,622)
Property and equipment	-	(122)	(150)
Long-term liabilities	-	33	-
Goodwill	-	(167)	-
Know-how	-	(452)	-
Brand	-	(579)	-
Customer contracts	-	(406)	-
Customer relationships	-	-	(1,183)
Deferred tax liabilities	-	273	121
Minority interests	-	-	264
Issuance of shares in consideration for the acquisition	-	1,245	1,702
Liability in respect with the acquisition of
subsidiaries	-	175	-
Direct costs of acquisitions paid via grant of options	-	-	1,504
Extraordinary item	-	-	444

	$-	$(66)	$80

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

US dollars in thousands except share and per share data

Note 1	–	General

On Track Innovations Ltd. (the “Company”) was founded in 1990, in Israel. The Company and its subsidiaries (together “the Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. The Company’s ordinary shares were traded on the Neuer Markt in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange. Following the approval of the General shareholders’ meeting, the Board of Directors of the Company applied for the delisting of the Company’s shares from the Frankfurt Stock Exchange, which has been approved. The last day of trading of the shares on Frankfurt Stock Exchange was December 20, 2005. Commencing November 2002, the Company’s shares were also listed for trading on NASDAQ.

Note 2	–	Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

B.	Estimates and assumptions

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

C.	Financial statements in U.S. dollars

Substantially all of the Company’s and certain of its subsidiaries’ revenues are in U.S. dollars. A significant portion of purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, the functional and reporting currency of the Company and certain of its subsidiaries is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from remeasurement of balance sheet items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations.

Note 2	–	Significant Accounting Policies (cont’d)

C.	Financial statements in U.S. dollars (cont’d)

The functional currency of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars in accordance with SFAS No. 52, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of shareholders’ equity (accumulated other comprehensive income).

D.	Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of deposit.

E.	Short-term investments

The Company accounts for investments in U.S. treasury securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2004 and 2005, the Company’s investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses are reported as a separate component of shareholders’ equity (accumulated other comprehensive income). Interest income is included in financial income. Realized gains and losses are included in financial income or expenses.

At December 31, 2005, there was an unrealized loss on the Company’s investment in fixed rate treasury securities in the amount of $ 27. The contractual maturity of all debt securities is within one year.

F.	Inventories

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2003, 2004 and 2005, have been included in cost of revenues.

Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis.

Note 2	–	Significant Accounting Policies (cont’d)

G.	Investment in an affiliated company

In these financial statements, affiliated company is a company held to the extent of 20% or more (which is not a subsidiary). The investment in affiliated company is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

H.	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Leasehold land	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
Motor vehicles	6

I.	Impairment of long-lived assets

The Company’s long-lived assets (including intangible assets) to be held and used are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment losses have been identified for each of the years ended December 31, 2003, 2004 and 2005.

J.	Goodwill and purchased intangible assets

Goodwill is tested for impairment at least on an annual basis and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2003, 2004 or 2005. Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

Note 2	–	Significant Accounting Policies (cont’d)

K.	Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income (loss).

L.	Revenue recognition

The Group generates revenues from product sales, licensing and transaction fees. Revenues are also generated from non-recurring engineering, customer services and technical support.

Revenues from products sales and non-recurring engineering are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition”, when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In the case of non-recurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exits.

Technology license revenues are recognized at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, a persuasive evidence of an agreement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

Transaction fees are recognized as earned based on usage. Usage is determined by receiving confirmation from the users.

Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the term of the related contract.

M.	Research and development costs

Research and development costs are charged to operations as incurred.

Participation and grants from the Government of Israel (Office of the Chief Scientist – “OCS”) in approved programs for research and development are recognized as a reduction of expense as the related costs are incurred.

Note 2	–	Significant Accounting Policies (cont’d)

N.	Stock-based compensation

Employees

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee share option plan. Under APB No. 25, when the exercise price of an employee share option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation”, and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, and has been determined as if the Company had accounted for its employee share options under the fair value method prescribed by SFAS No. 123.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31
	2003	2004	2005

Net loss as reported	$(3,567)	$(9,275)	$(9,113)
Deduct: Compensation expense according to
APB 25 included in reported net loss	1,897	4,872	8,948
Add: Application of compensation expenses
according to SFAS No. 123	(2,758)	(12,917)	(22,911)

Pro forma net loss	$(4,428)	$(17,320)	$(23,076)

Basic and diluted net loss per ordinary share
as reported from:
Loss before extraordinary item	$(1.52)	$(1.33)	$(1.01)
Extraordinary item	$-	$-	$0.05

Net loss	$(1.52)	$(1.33)	$(0.96)

Pro forma basic and diluted net loss per share
From:
Loss before extraordinary item	$(1.88)	$(2.48)	$(2.48)
Extraordinary item	-	-	0.05

Net loss	$(1.88)	$(2.48)	$(2.43)

Note 2	–	Significant Accounting Policies (cont’d)

N.	Stock-based compensation (cont’d)

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.

2.	Risk-free interest rate of 2.5%, 3.29% and 4.1% for December 31, 2003, 2004 and 2005, respectively.

3.	Estimated expected lives of 3.37-5 years for all periods.

4.	Expected average volatility of 82% – 86%, 78% – 85% and 70% – 76% for December 31, 2003, 2004 and 2005, respectively which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ National Market.

For additional information see Note 10C.

Non-Employees

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the grant date.

O.	Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and convertible notes have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented.

P.	Fair value of financial instruments

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

The carrying amount of cash and cash equivalents, trade receivables, short-term bank credit and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The fair value of marketable securities are based on quoted market prices.

Long-term receivables are presented at the present value of expected future cash flows discounted at the interest rate of 10%.

The carrying amounts of long-term loans are equivalent to or approximate their fair value as they bear interest at approximate market rates.

Note 2	–	Significant Accounting Policies (cont’d)

Q.	Taxes on income

The Company accounts for taxes on income in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount deemed more likely than not to be realizable.

R.	Severance pay

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Severance pay deposits fund represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

Severance pay expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 246, $ 596 and $ 557, respectively.

S.	Advertising expenses

Advertising expenses are charged to the statements of operations as incurred.

Note 2	–	Significant Accounting Policies (cont’d)

T.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, U.S. treasury securities, long-term receivables and trade receivables.

Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel and the United States. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

U.S. treasury securities are denominated in U.S. dollars. Management believes that minimal credit risk exists with respect to these securities.

Long-term receivables represent amounts to be received in consideration of the sale of InterCard GmbH (see Note 5D). Management believes that the Company received satisfactory guarantees and pledge which may assure the receipts of the aforesaid amounts.

The Company’s trade receivables are derived from sales to large and financially secure organizations located mainly in the United States, Far East, Africa and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risks, in reliance on available information with respect to the debtor’s financial position. As for major customers, see Note 13.

The activity in the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005

Allowance for doubtful accounts at beginning of year	$244	$282	$329
Additions charged to provision doubtful accounts	80	78	151
Write-downs charged against the allowance	(42)	-	(209)
Translation differences	-	-	(6)
Increase (decrease) from acquisition/disposal of
subsidiaries	-	(31)	520

Allowance for doubtful accounts at end of year	$282	$329	$785

Note 2	–	Significant Accounting Policies (cont’d)

U.	New accounting standards

1.	In June 2005, the Financial Accounting Standards Board (“FASB”), issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a “restatement”. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 is not expected to have a material impact on the Company’s consolidated financial statements.

2.	In December 2004, the “FASB” issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) will require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period of the first fiscal year that begins after June 15, 2005. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25‘s intrinsic value method. Accordingly, the adoption of SFAS No. 123(R)‘s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position or cash flows. The Company plans to adopt SFAS No. 123(R) using the “modified prospective” method.

Note 2	–	Significant Accounting Policies (cont’d)

U.	New accounting standards (cont’d)

2.	(cont’d)

The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 2(N) to the financial statements.

3.	In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS 151”). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet assessed the impact, if any, the adoption of this standard will have on its consolidated financial position or results of operations.

Note 3	–	Other Receivables and Prepaid Expenses

	December 31
	2004	2005

Government institutions	$737	$634
Prepaid expenses	334	136
Receivable in respect of sale of a subsidiary
(see Note 5D)	1,101	329
Other receivables	533	2,057

	$2,705	$3,156

Note 4	–	Inventories

	December 31
	2004	2005

Raw materials	$2,092	$2,894
Work in progress	1,113	1,731
Finished products	1,560	2,122

	$4,765	$6,747

Note 5	–	Investments

A.	Pioneer Oriental International Ltd.

In July 2005, the Company completed the acquisition of Pioneer Oriental International Ltd. (“POI”), a Hong Kong company, a subsidiary of Pioneer Oriental Engineering Ltd., a Hong Kong company (“POE”). POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, as well as to manufacture contact and/or contactless smart cards themselves. Pursuant to the Asset Purchase Agreement dated June 16, 2005, between POE, and its shareholders (together the “Sellers”) and OTI (as amended, the POI Purchase Agreement), the aggregate purchase price for the acquisition was paid to the Sellers through the issuance of an aggregate 40, 441 of the Company’s ordinary shares.

In July 2005, the Company’s new, wholly-owned subsidiary, POI, completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process. Pursuant to the Asset Purchase Agreement dated June 16, 2005 between POI and POE, (as amended, the “POE Purchase Agreement”), POI also agreed to make offers of employment to each of the employees of POE. The aggregate purchase price for the acquisition was paid to POE through the issuance of an aggregate of 41,788 of the Company’s ordinary shares.

The acquisitions were accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities issues in purchase business combination” (“EITF No. 99.12”), and was $ 1,041. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost. Accordingly, the Company reduced the purchase price allocated to the acquired non-current assets to zero. After the above allocation, negative goodwill in the amount of $ 444 remained. In accordance with SFAS No. 141 “Business combinations”, this amount was recognized as an extraordinary gain.

B.	e-Pilot Group Ltd.

In July 2005, the Company completed the acquisition of a 71.5% interest in e-Pilot Group Ltd (“e-Pilot”), a British Virgin Island company, from three of e-Pilot ‘s shareholders (collectively, the “e-Pilot Shareholders”). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements (as amended, the “e-Pilot Purchase Agreements”), entered into with each of the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of the Company’s ordinary shares.

Note 5	–	Investments (cont’d)

B.	e-Pilot Group Ltd. (cont’d)

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price in the amount of $ 661 was calculated in accordance with EITF No. 99-12.

In connection with the acquisition, the Company recognized an intangible asset in the amount of $ 1,183, which was assigned to customer relationships and is being amortized over five years.

C.	ASEC Spolka Akcyjna

In October 2004, the Company completed the acquisition of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel”), headquartered in Karkow, Poland. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated September 2004, as amended in October 2004, between Nextel and the Company (the “Agreement”), the aggregate purchase price for the acquisition was $ 1,600, which was paid to Nextel through the issuance of 186,264 of the Company’s ordinary shares, based on a market price of US $ 8.59 per share, which was the average closing price of the Company’s ordinary shares for the last ten trading days prior to September 14, 2004. The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. As of October 2004, the purchase price was re-calculated in accordance with EITF No. 99-12, “Determination of the measurement date for the market price of acquirer securities issued in purchase business combination”, based on the date the business combination was consummated, and was in the amount of $ 1,245.

In addition, the Agreement provides for an additional consideration of up to $ 350 to be paid to Nextel (the “earn-out right”) in the form of the Company’s ordinary shares pursuant to the earn-out formula based on ASEC’s 2004 and 2005 results. Accordingly, as of December 31, 2004, the Company recorded $ 175 from the earn-out right against a liability in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which was settled by 14,298 ordinary shares at the fair market value of $ 175 that were issued by the Company to Nextel in June 2005. Based on ASEC’s 2005 results, the Company did not incur any further liability in connection with the earn-out formula.

In connection with the acquisition, the Company recognized goodwill of $ 167. Out of $ 1,437 of acquired intangible assets, $ 579 was assigned to a brand, $ 406 was assigned to contracts with customers which are both being amortized over up to five years and $ 452 was assigned to know how, which is being amortized over one-and-a-half years.

D.	Intercard Gmbh Kartensysteme

On September 14, 2004, the Company entered into an agreement under which in October 2004, the Company sold its wholly-owned German subsidiary InterCard GmbH Kartensysteme (“KS”) in consideration for $ 2,500, which should be paid in two installments. The first installment in the amount of $1,250 was paid by receiving $ 685 in cash, offsetting an amount of euro 325 thousand ($432) against a loan granted to the buyer, which is repayable in 32 monthly installments of euro 10 thousand and a final installment of euro 5 thousand, beginning on February 1, 2005 and that is interest-free and offsetting an amount of euro 100 thousand ($ 133) against a loan granted to the buyer, which is repayable in 12 monthly installments of euro 9 thousand, beginning on February 1, 2005.

Note 5	–	Investments (cont’d)

D.	Intercard Gmbh Kartensysteme (cont’d)

The second installment in the amount of $ 1,250 shall be paid in 25 quarterly payments beginning on April 1, 2005. The total present value of the purchase price amounted to $ 2,178.

In October 2005, the Company entered into a settlement agreement according to which the outstanding balances of the two loans was reduced by Euro 115 thousand ($136) and combined to one loan which is payable in 24 monthly installments of Euro 10 thousand each and a final installment of Euro 5 thousand.

The gain from the sale of KS including the effect of the aforesaid deduction from the proceeds was $ 374 and was recognized in 2005.

The Company’s control over KS ceased on the closing date, which was October 1, 2004, and therefore the Company ceased to consolidate the financial statements of KS effective October 1, 2004.

E.	E-Smart Systems Inc. (formerly Oti Asia Pacific Ltd.)

In February 2000, the Company and Cheung Kong Holdings Ltd. (“CK”) established a cooperative joint venture, e-Smart Systems Inc. (“e-Smart”), which will purchase and distribute the Company’s products to Greater China (the People’s Republic of China, Taiwan, Hong Kong and Macao).

As of December 31, 2003 the Company’s investment in e-Smart was zero.

In June 2004, the Company signed an agreement with CK for the sale of the Company’s 50% interest in the issued share capital of e-Smart to CK and the transfer of the e-Smart exclusive distribution rights in the Greater China to the Company. According to the agreement, the Company received $10 in consideration for the acquisition of the shares by CK and paid $ 40 and $ 20 for the transfer of e-Smart exclusive distribution rights and for management services provided by CK to e-Smart, respectively. In addition, the Company agreed to pay e-Smart royalties equivalent to a certain percentage of the Company’s net revenues generating from its activities in the Greater China up to $ 300.

F.	Investment in affiliated company

During 2005, an affiliated company has been established together with an Asian government entity, in the form of a joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The joint venture was approved for establishment by the Asian government authorities. As of December 31, 2005, the affiliated company has not yet commenced its operations.

Note 5	–	Investments (cont’d)

G.	Intangible assets, net

	December 31
	2004	2005

Cost
Technology	$727	$727
Brand	579	579
Know-How	452	452
Customer contracts	406	406
Customer relationships	-	1,183

Total cost	2,164	3,347

Accumulated amortization
Technology	622	685
Brand	-	116
Know-How	75	375
Customer contracts	29	132
Customer relationships	-	118

Total Accumulated amortization	726	1,426

	$1,438	$1,921

a.	Amortization expenses amounted to $ 188, $ 290 and $ 700 for the years ended December 31, 2003, 2004 and 2005, respectively.

b.	Estimated amortization expenses for the years ending:

December 31

2006	$541
2007	424
2008	424
2009	411
2010	121

Note 6	–	Property, Plant and Equipment, Net

A.	Consist of:

	December 31
	2004	2005

Cost
Land	$109	$109
Leasehold land (1)	263	272
Buildings on leasehold land (1)	4,252	4,501
Buildings	378	404
Computers, software and manufacturing equipment	2,601	5,750
Office furniture and equipment	912	1,231
Motor vehicles	391	431

Total cost	8,906	12,698

Total accumulated depreciation	3,582	5,689

Net book value	$5,324	$7,009

(1)	The leasehold land consists of two plots owned by the Israel Lands Administration. Rights to leasehold land on the first plot extend over the original period of 49 years ending in the year 2041 with an option to extend for an additional 49 years, and on the second plot for a period of 49 years, which will end in the year 2047 with an option to extend for a further 49 years. The amount includes payments on account of land development and payments of the capitalization of leasing payments. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority.

(2)	As to liens – See Note 9C.

B.	On April 28, 2005, the Company entered into a Production Line Equipment Supply Agreement (the “Equipment Agreement”) with POE, under which POE has agreed to supply the Company with specified equipment and machinery for the manufacture of smart cards for an aggregate purchase price of $ 1,700, which was paid to POE through the issuance of 137,208 of the Company’s ordinary shares in August 2005. Pursuant to terms of the Equipment Agreement, the shares will be held in escrow with Z.A.G. Trust Company Ltd., as escrow agent (the “Escrow Agent”), on behalf of POE, until such time as POE has delivered the equipment and machinery to the Company. Upon receiving written confirmation from the Company that the Company has received the equipment and machinery from POE, the Escrow Agent has been instructed to sell the shares following certain guidelines and remit the cash proceeds from the sale of the shares to POE. As at December 31, 2005 the equipment has not yet been received and the shares were held in escrow.

Note 7	–	Other Current Liabilities

	December 31
	2004	2005

Employees and related expenses	$1,662	$2,544
Accrued expenses	499	888
Customer advances	398	1,457
Liability with respect to the purchase of a subsidiary
(see Note 5C)	175	-
Deferred gain from the sale of KS (see Note 5D)	510	-
Other current liabilities	580	882

	$3,824	$5,771

Note 8	–	Loans

A.	Composition of Long-Term Loans:

	December 31
	2004	2005

Long-term loans	$2,770	$2,042
Less - current maturities	752	507

	$2,018	$1,535

As of December 31, 2005, the loans are from banks and are denominated in US dollars ($ 1,803), South African Rand ($ 119), Polish Zloty ($ 79) and NIS ($ 41) and bear interest of 4.6%-10.5% per annum.

B.	Repayments of Long-Term Loans Dates Subsequent to December 31, 2005:

First year (current maturities)	$507
Second year	372
Third year	353
Fourth year	364
Fifth year and thereafter	446

$2,042

Note 8	–	Loans (cont’d)

C.	Composition of Short-Term Bank Credit and Current Maturities of Long-Term Loans:

	December 31		December 31
	2004	2005	2004	2005
	%	%
	Interest rate

In Polish Zloty		6.9	-	123
In New Israeli shekels	5.7	-	889	-
In Euro	-	4.25	-	130

			889	253
Current maturities of
long-term loans			752	507

			$1,641	$760

The weighted average interest rate for the years ended December 31, 2004 and 2005 were 6.2% and 5.5%, respectively.

D.	Liens for short-term and long-term borrowings – see Note 9C.

E.	As of December 31, 2005, the Group has authorized credit lines of approximately $1,300.

Note 9	–	Commitments and Contingencies

A.	Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of its sales up to the amounts granted (linked to the US dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). As at December 31, 2005, the total amount of grants received, net of royalties paid, was approximately $ 5,760.

Royalties paid or accrued amounted to $ 199, $ 187 and $ 690 for the years ended December 31, 2003, 2004 and 2005, respectively, and were charged to cost of revenues.

Note 9	–	Commitments and Contingencies (cont’d)

B.	Leases

The Group operates from leased facilities in the United States, Israel, Poland, Germany, South Africa and China, leased for periods expiring in years 2006 through 2010.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2005 are as follows:

2006	$386
2007	217
2008	167
2009	111
2010	6

887

Rent expense amounted to $ 201, $ 475 and $ 690 for the years ended December 31, 2003, 2004 and 2005, respectively.

C.	Liens

Leasehold land is pledged in favor of a bank in relation to both long-term and short-term borrowings, and the Company has recorded a floating charge on all of its tangible assets.

The Company’s manufacturing facilities have been pledged as security in respect of a loan received from a bank.

D.	Legal claims

(1)	On September 3, 2003, Edi Wuhl (in this paragraph, the “Plaintiff”), a former employee of the Company, filed a suit against the Company to the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $ 900). The suit is based on the Plaintiff’s claims that the Company has breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On December 17, 2003, the Company filed a statement of defense. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. The proof hearing that was scheduled to September 25, 2005 was postponed for April 23, 2006. The Company is required to file its answers in May 2006. In the opinion of the Company, based on its legal advisor, the plaintiff’s chances of prevailing against the Company are remote. No provision in respect thereof has been included in the financial statements.

Note 9	–	Commitments and Contingencies (cont’d)

D.	Legal claims (cont’d)

(2)	On October 15, 2005, Sinocard Technology Limited (in this paragraph, the “Plaintiff”) filed a suit against e-Pilot Group Limited and Oriental Power Technology Limited, two subsidiaries of the Company (the “Subsidiaries”) and certain directors of the Subsidiaries, in the High court of The Hong Kong SAR (the “Suit”). The Suit is based, inter alia, on the Plaintiff’s claims that it is entitled to one third of the issued and outstanding shares of Oriental Power Technology Limited, pursuant to a certain agreement that allegedly exists between the parties. The Plaintiff demands that the Subsidiaries shall cause the issuance of such shares. In addition, the Plaintiff seeks to be compensated for damages and for alleged unjustified enrichment of the defendants (including the Subsidiaries). The Subsidiaries and the other defendants filed their statement of defense. Pursuant to the rules of Hong Kong Court, the Plaintiff must lodge an application at Court seeking instructions for further conduct of the matter. By March 24, 2006 such application has not been made. This case is in preliminary stage so it is not possible to asses the likelihood of an unfavorable outcome or the magnitude of any potential loss. No provision in respect thereof has been included in the financial statements.

Note 10	–	Shareholders’ Equity

A.	Share capital

1.	In July 2003, pursuant to stock purchase agreements, the Company issued to two investors 231,818 ordinary shares in consideration for $637 and received a firm commitment from one of the investors to purchase an additional 100,000 ordinary shares in consideration for an additional $275, when the Company notifies the investor that the effectiveness of a registration statement covering shares for resale in the U.S. is imminent. Additional warrants to purchase 50,000 ordinary shares at an exercise price of $5.75 per share will also be issued upon the completion of such registration. Concurrently with the above share issuance, the Company issued to the two investors warrants to purchase 50,000 and 90,909 ordinary shares at a per share exercise price of $5.75 and $3.85, respectively. The warrants are fully exercisable and expire in July 2008.

The Company paid, in respect of the above, a finders fee in cash equivalent to 10% of the amount raised by the Company and in addition warrants to purchase 18,182 ordinary shares with an exercise price of $3.85 per share and warrants to purchase 10,000 ordinary shares with an exercise price of $5.75 per share.

2.	On November 2003, convertible promissory notes (the “Notes”) in the amount of $250 were converted into 52,000 ordinary shares.

In connection with the issuance of these Notes, in December 2002, the Company also issued detachable warrants to purchase an aggregate of 16,757 ordinary shares, at an exercise price of 120% of the average per share price for the ordinary shares for the ten (10) consecutive day trading period prior to the closing. The warrants will expire on December 31, 2007.

Note 10	–	Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

3.	On November 14, 2003, upon the shareholders’ approval for the transaction, the Company issued to investors 228,044 ordinary shares in consideration for $624. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 112,305 ordinary shares, with a per share exercise price of $5.75. The warrants are fully exercisable and expire on July 2008.

4.	On November 14, 2003, the Company’s shareholders approved the increase in the Company’s authorized share capital of NIS 500,000 comprising of 5,000,000 ordinary shares of NIS 0.1 par value each. Following the aforesaid Company’s shareholders approval, the Company’s authorized share capital is comprised of 10,000,000 ordinary shares of NIS 0.1 par value each.

5.	In November 2003, pursuant to a stock and warrant purchase agreements, the Company issued to investors 113,235 ordinary shares in consideration for $385. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 56,617 ordinary shares at a per share exercise price of $5. The warrants are exercisable upon the occurrence of certain events as set forth in the agreements and expire in November 2008.

6.	In December 2003, pursuant to a stock and warrant purchase agreements, the Company issued to investors 288,889 ordinary shares in consideration for $1,300. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 144,447 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above finders’ fee, costs equivalent to 7% of the amount raised by the Company.

7.	In December 2003, pursuant to a stock and warrant purchase agreements, the Company issued to an investor 650,000 ordinary shares in consideration for $3,413. Concurrently with the above share issuance, the Company issued to the investor warrants to purchase 325,000 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above, finders fee expenses equivalent to 4% of the amount raised by the Company and, in addition, issued warrants to purchase 45,500 ordinary shares at a per share exercise price of $6.5.

8.	In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to investors 450,476 ordinary shares in consideration for $2,365. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 166,667 and 58,571 ordinary shares at a per share exercise price of $6.5 and $7.5, respectively. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above, finders fee costs in the amount of $148 and, in addition, issued warrants to purchase 26,667 and 8,200 ordinary shares at a per share exercise price of $6.5 and $7.5, respectively.

Note 10	–	Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

9.	In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to two investors 82,241 ordinary shares in consideration for $400. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 41,120 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

10.	Following a private placement agreement signed on October 23, 2003, the Company signed on January 7, 2004, a stock purchase agreement pursuant to which the Company issued to investors 100,000 ordinary shares in consideration for $ 315.

11.	On April 6, 2004, the Company’s shareholders approved the increase of the Company’s authorized share capital by NIS 2,000,000 comprising of 20,000,000 ordinary shares of NIS 0.1 par value each. Following the increase, the Company’s authorized share capital is comprised of 30,000,000 ordinary shares of NIS 0.1 par value each.

12.	On April 29, 2004, pursuant to a Securities Purchase Agreement, the Company issued to investors 1,300,000 ordinary shares in consideration for $ 15,132. Concurrently, with the above share issuance, the Company issued to the investors warrants to purchase 780,000 ordinary shares at a per share exercise price of $ 13.97. The warrants are fully exercisable and expire in April 2009.

The Company incurred, in respect of the above, finders fee expenses equivalent to approximately 6% of the amount raised by the Company and, in addition, issued warrants to purchase 124,800 ordinary shares at a per share exercise price of $13.97. The warrants are fully exercisable and expire in April 2009.

13.	During 2004 warrants to purchase 1,051,224 ordinary shares were converted into ordinary shares in consideration of $ 6,092. Additional warrants to purchase 140,764 ordinary shares were converted into 53,975 ordinary shares through cashless exercise.

14.	On November 1, 2005, the Company issued and sold to certain financial institutions, in a private placement, 1,828,026 of its units, 1,544,568 of which consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and 283,458 of which consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. The aggregate purchase price of the units was $ 22,211, based on a market price of $ 12.15 per unit, which was the average closing price of the Company’s ordinary shares for the last five trading days prior to October 24, 2005, the pricing date. The warrants, which are for the purchase of an aggregate of up to 1,068,471 ordinary shares, are immediately exercisable, have terms of five years and an exercise price of $ 14.58 per share, and may be redeemed by the Company after two years if the market price of the underlying ordinary shares reaches $ 26.24 and certain other conditions are met. The Company did not receive any additional consideration for its issuance of the warrants to the financial institutions, which purchased its ordinary shares. In addition to the issuance of warrants to the financial institutions, the Company also issued an aggregate of 127,961 warrants to the placement agent for the private placement of the units and to certain other persons who facilitated the offering. In respect of the warrants issued to the agent, the Company recorded issuance expenses in the amount of $1,048.

Note 10	–	Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

15.	During 2005, warrants to purchase 151,480 ordinary shares were converted into ordinary shares in consideration of $ 1,358. Additional warrants to purchase 16,000 ordinary shares were converted into 5,130 ordinary shares through cash-less exercise.

B.	Options to non-employees

The Company issued options to non-employees, which are accounted for in accordance with SFAS No. 123 and EITF No. 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”:

1.	In 2003, the Company issued 261,203 options to non-employees in respect of services rendered. The aggregate fair value of the options was $ 927 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 82% – 86% and (4) risk free interest rate of 2.5%.

2.	In 2004, the Company issued 326,888 options to non-employees in respect of services rendered. The aggregate fair value of the options was $ 2,537 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years (2) no dividend yield, (3) expected volatility of 78% – 85% and (4) risk free interest rate of 2.5% – 3.29%.

3.	In 2005, the Company issued 286,300 options to non-employee in respect to services rendered. The aggregate fair value of the options was $ 3,192 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 year, (2) no dividend yield, (3) expected volatility of 72%-76% and (4) risk-free interest rate of 4.1%-4.5%.

C.	Stock option plans

1.	In 1995, the Company’s Board of Directors approved a stock option plan, under which up to 45,000 share options are to be granted to the Group’s employees, directors and consultants. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten-year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants. In July 1998, the Board of Directors expanded the plan for an additional 20,000 share options to be granted. In November 1999, the Board of Directors resolved to expand the plan with an additional 35,000 share options to be granted. In July 2002, the Board of Directors expanded the number of options available by 30,300.

Note 10	–	Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

2.	In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

In February 2002, the Company’s Board of Directors approved an increase of the number of available options by 150,000 and in July 2002 by a further 600,000.

In March, July and September 2003, the Company’s Board of Directors approved an increase of 375,000, 550,000 and 500,000 shares, respectively, to be reserved under the Company’s share option plan.

On November 17, 2003, the Company’s Board of Directors approved an increase of 500,000 shares to be reserved under the Company’s share option plan. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten- year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of the grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants.

3.	On February 26, 2002, the Board of Directors approved a grant by which, inter alia, the Company may pay, during a 12-month period, the salaries of certain of its employees who agree to participate, by way of grant of options at an exercise price of par value. All such options are to be held by a trustee, for the benefit of each such employee. At the direction of and in accordance with instructions given by an employee who has received options, the trustee shall exercise such options and sell the shares issued upon such exercise. The proceeds mentioned above will be released on a monthly basis by the trustee (net of deductions required by law) to the maximum extent necessary for payment of such monthly salary to such employee. The Company undertook to pay from its own sources any and all differences between the relevant monthly salary and such proceeds. The arrangement was subject to the Company, the employees and the trustee’s signature on a detailed agreement and necessary ancillary documents.

On March 28, 2003, the Board of Directors approved an extension to the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options for an additional period of 6 months starting May 2003.

Note 10	–	Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

On October 28, 2003, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, only for the employees of Inter-Card group, for the period commencing November 2003 and ending July 2004.

On August 26, 2004, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, for the period commencing July 2004 and ending December 2004.

On November 26, 2004, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, for a 12-month period commencing January 2005 and ending December 2005.

On April 20, 2005, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries to certain of its employees who agree to participate in the plan, by way of grant of options for a 12-month period commencing April 2005 and ending March 2006.

As of December 31, 2003, 2004 and 2005, 621,768, 1,055,439 and 1,106,910 options respectively, have been granted in respect of the above-mentioned grants. The exercise price per share for such options is equal to the par value of the ordinary shares of the Company.

4.	On November 26, 2004, the Company’s Board of Directors approved the conversion grant of 130,230 fully vested options with an exercise price of NIS 0.1 per share to OTI Africa Ltd. employees in exchange of each OTI Africa Ltd. employee waiving his rights to receive options and/or shares, he is entitled. The transaction resulted in a new measurement date and expenses in the amount of $ 1,112 were recorded.

5.	The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors and recorded compensation expenses of $1,897, $ 4,872 and $ 8,948 in the years ended December 31, 2003, 2004 and 2005, respectively, according to the intrinsic value of the above options.

The Company applies SFAS No. 123 in respect of options granted to consultants and goods providers and recorded compensation costs of $ 927, $ 2,537 and $ 3,192 in the years ended December 31, 2003, 2004 and 2005, respectively, related to the above options according to the Black-Scholes model.

Note 10	–	Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2003, 2004 and 2005 are summarized in the following table:

	Number of options outstanding	Weighted average exercise price per share

Outstanding - January 1, 2003	765,644	$14.30
Options granted	1,585,669	1.59
Options cancelled or forfeited	(90,546)	30.62
Options exercised	(817,356)	0.41

Outstanding - December 31, 2003	1,443,411	7.15
Options granted	2,627,780	6.40
Options cancelled or forfeited	(17,707)	7.22
Options exercised	(951,997)	0.91

Outstanding - December 31, 2004	3,101,487	7.66
Options granted	3,518,836	9.61
Options cancelled or forfeited	(40,813)	4.40
Options exercised	(1,238,956)	4.59

Outstanding - December 31, 2005	5,340,554	9.24

Exercisable as of:

December 31, 2003	799,136	$9.06

December 31, 2004	2,595,196	$7.97

December 31, 2005	4,331,208	$8.36

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2005:

	Options outstanding			Options Exercisable
Range of exercise price	Number outstanding as of December 31 2005	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number Outstanding As of December 31 2005	Weighted Average Exercise Price

$0-0.02	582,257	4.91	$0.02	575,757	$0.02
2.75	43,000	2.64	2.75	42,000	2.75
3.25-5.16	155,100	2.79	3.96	74,900	4.34
6.10-8.17	608,477	3.70	7.82	553,977	7.28
8.21-9.89	1,520,388	3.58	9.71	1,354,954	9.76
10.00-14.00	2,411,952	4.63	11.77	1,710,240	10.38
16.03-34.00	10,280	4.22	30.65	10,280	30.65
42.50-123.60	9,100	3.33	48.61	9,100	48.61

	5,340,554	4.18	9.24	4,331,208	8.36

Note 10	–	Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The amounts of deferred stock compensation recognized arising from the difference between the exercise price and the fair market value on the date of the grant of $ 2,039, $ 7,168 and $ 6,228 options granted in the years ended December 31, 2003, 2004 and 2005, respectively, are included in shareholders’ equity and are being amortized over the vesting periods of the respective options in accordance with APB 25.

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2003, 2004 and 2005 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2003	2004	2005	2003	2004	2005	2003	2004	2005

Weighted average
exercise prices	$4.52	$8.29	$13.31	$-	$14	$-	$1.24	$5.64	$8.49
Weighted average
fair values on
grant date	$3.01	$4.69	$7.09	$-	$4.29	$-	$3.64	$7.16	$7.88

D.	Warrants

The Company issued warrants with respect to investments made in the Company. The number of warrants issued by the Company during the years ended December 31, 2003, 2004 and 2005 were 1,553,957, 904,800 and 1,196,431, respectively, with a per share weighted average exercise price of $5.95, $13.97 and $ 14.58, respectively.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2005:

	Warrants outstanding
Range of exercise price	Number outstanding as of December 31 2005	Weighted average remaining contractual life (years)	Weighted Average Exercise Price

$3.85	18,182	0.53	$3.85
5.75 - 7.50	47,278	2.52	6.84
9.51 - 9.99	16,382	1.41	9.52
11.42 - 14.58	2,093,231	4.16	14.30

	2,175,073

Note 10	–	Shareholders’ Equity (cont’d)

E.	Employee Share Purchase Plan

In 2001, the Company established an Employee Share Purchase Plan pursuant to which 67,500 shares have been reserved for employees including the Company’s subsidiaries who have been employed for at least six months. The purchase price of the shares will be 85% of the trading price on the date of purchase. As of the date of these financial statements, no shares have been issued to any employees under this plan.

Note 11	–	Income Taxes

A.	The Company and its Israeli subsidiaries

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Results for tax purposes are measured and adjusted in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2C the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between the Company’s and its Israeli subsidiaries’ taxable income or loss and their income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiaries have not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

The Company maintains three investment programs in buildings, equipment and production facilities which have been granted the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959. The Company elected to adopt the “Alternative Benefits Program” status. This status entitles the Company to an exemption from taxes on income derived therefrom for a period of 10 years starting in the year in which the Company first generates taxable income, but not later than 14 years from the date of approval (the last of which was received in February 2000) or 12 years from commencement of operations. The tax-exempt profits that will be earned by the Company’s “Approved Enterprises” can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

Note 11	–	Income Taxes (cont’d)

A.	The Company and its Israeli subsidiaries (cont’d)

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (cont’d)

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see 4 below).

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2005.

3.	The Law for the Encouragement of Industry (taxes), 1969

In the Company’s management estimation, the Company is also an “Industrial Company” under the Law for the Encouragement of Industry. The principal benefits for the Company are the deductibility of costs in connection with public offerings and accelerated depreciation.

4.	Tax rates

On July 25, 2005 the Knesset “The Israeli Parliament” passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005 (hereinafter – the Second Amendment).

The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. This change had no effect on the financial statements of the Company.

B.	Non-Israeli subsidiaries are taxed based on tax laws in their country of residence.

C.	As of December 31, 2005, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $ 44,000. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income. Under the Income Tax (Inflationary Adjustments) Law, 1985, carryforward losses are linked to the CPI. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt, and accordingly, no deferred tax asset has been recorded. Carryforward losses relating to non-Israeli companies aggregate approximate $ 1,350, which expires as follows: 2007 – $ 87, 2010 – $ 154, 2025 – $ 895. The remaining balance – $ 214 can be utilized with no expiration date.

D.	Deferred taxes in respect of temporary differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes are immaterial.

Note 12	–	Related Party Balances and Transactions

A.	Balances

	December 31
	2004	2005

Assets
Trade receivables	$-	$39

Liabilities
Trade payables	$47	$-

B.	Transactions

	Year ended December 31
	2003	2004	2005

Revenues	$102	$-	$-

Costs and expenses	$76	$44	$45

Note 13	–	Geographic Information and Major Customers

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

	Year ended December 31
	2003	2004	2005

Revenues by geographical areas of
end customers
America	$1,960	$2,494	$14,123
Far East	132	1,325	5,397
Africa	2,978	2,457	3,781
Europe	13,025	14,964	9,266

Total export	18,095	21,240	32,567
Domestic (Israel)	1,500	1,912	3,097

	$19,595	$23,152	$35,664

	December 31
	2004	2005

Long lived assets by geographical areas
Israel	$5,063	$5,199
Germany	3,908	3,968
Poland	1,687	1,666
Far East	-	1,999
Other	250	244

	$10,908.00	$13,076

Major Customers

Revenues from one customer represent approximately 30% of the consolidated revenues for the year ended December 31, 2005.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
On Track Innovations Ltd.

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-115953, No. 333-121316 and No. 333-130324), in the registration statements on Form F-3/A (No. 333-111770 and No. 333-127615) and in the registration statement on Form S-8 (333-128106) of On Track Innovations Ltd. of our report dated March 24, 2006, with respect to the consolidated balance sheets of On Track Innovations Ltd. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the report on Form 6-K of On Track Innovations Ltd. furnished to the Securities and Exchange Commission on March 31, 2006.

/s/ Somekh Chaikin Certified Public Accountants (Israel) Member Firm of KPMG International

Tel Aviv, Israel
March 31, 2006

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 31th, 2006